SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]
No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Signature
EXHIBIT INDEX
Press Release
Press Release

     Attached hereto are: (i) a press release, dated December 4, 2002, relating to the extension of the Registrant’s corporate credit facility and, (ii) a press release dated December 18, 2002, relating to the sale of the Registrant’s minority interest in its Romanian Subsidiary.

The information furnished on this Form 6-K is hereby incorporated by reference to the registrant’s prospectus dated August 2, 2002, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-96865 and 333-96865-01).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC

By: /s/ Margriet Zwarts

Name: Margriet Zwarts Title: General Counsel and Secretary

Date: December 31, 2002

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press release dated December 4, 2002, relating to the extension of the Registrant’s corporate credit facility

99.2	Press release dated December 18, 2002, relating to the sale of the Registrant’s minority interest in its Romanian Subsidiary